FUNDTECH LTD.
10 Hamada Street, 5th Floor
Herzliya, Israel, 46140

November 19, 2010

Dear Shareholder:

You are cordially invited to attend the 2010 Annual Meeting of Shareholders of Fundtech Ltd. (the “Company”) on December 21, 2010 (the “Annual Meeting”), at 9:00 a.m., local time, at the Company’s offices at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140.  We look forward to greeting those of you who can attend the Annual Meeting.

Holders of the Company’s Ordinary Shares are being asked to vote on the matters listed in the enclosed Notice of Annual Meeting of Shareholders (the “Notice”).  The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the Notice.

Whether or not you plan to attend the Annual Meeting, it is important that your Ordinary Shares be represented and voted at the Annual Meeting.  Accordingly, after reading the enclosed Notice and the accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided.

At the Annual Meeting, representatives of the Company’s Board of Directors and management will be pleased to respond to any questions you may have.

Your cooperation is appreciated.

Very truly yours,

Avi Fischer
Chairman of the Board

FUNDTECH LTD.
10 Hamada Street, 5th Floor
Herzliya, Israel, 46140

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the Shareholders
of Fundtech Ltd.:

The 2010 Annual Meeting of Shareholders (the “Annual Meeting”) of Fundtech Ltd. (“Fundtech” or the “Company”) will be held at the Company’s offices, located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, on December 21, 2010 at 9:00 a.m. local time, for the following purposes:

1.           To elect eight (8) nominees to the Board of Directors of the Company (such nominees collectively, the “Panel”), six of whom will, if elected, each serve until his or her respective successor is elected and qualified at the next annual meeting of the shareholders, and the remaining two of whom— Robert Cobuzzi and Gerald Dogon— will, if elected, serve for a fixed term of three years as external directors pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”). (“Proposal 1”)

2.           To approve an amendment to the Fundtech Ltd. 2005 International Share Option and Restricted Share Plan and the 2005 Israeli Share Option and Restricted Share Plan (the “2005 Stock Plans”) to increase the aggregate number of our ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”) that are reserved for issuance under such 2005 Stock Plans, upon both grants of restricted Ordinary Shares and exercise of options which may be granted pursuant to such 2005 Stock Plans. (“Proposal 2”)

3.           To approve cash and equity compensation in respect of services provided to the Company by Mr. Avi Fischer as Chairman of the Board of Directors of the Company, to be paid and granted (respectively) to the Company’s majority shareholder, Clal Industries and Investments Ltd., as assignee of Mr. Fischer. (“Proposal 3”)

4.           To approve the grant to non-employee directors of the Company, including to the Company’s external directors but excluding the Chairman of the Board of Directors, of restricted Ordinary Shares of the Company. (“Proposal 4”)

5.           To approve the compensation payable to the Chief Executive Officer of the Company, who also serves as a director of the Company. (“Proposal 5”)

6.           To approve the appointment of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, as auditors for Fundtech for fiscal year 2010 and to authorize the Audit Committee of the Board of Directors of the Company to set the remuneration for such auditors. (“Proposal 6”)

7.           To act upon such other matters as may properly come before the Annual Meeting or any adjournment or adjournments thereof.

Only shareholders of record as of November 18, 2010 are entitled to receive official notice of, and to vote at, the Annual Meeting.

The Annual Meeting shall include a general discussion with respect to the financial statements contained in the Company’s Annual Report for the fiscal year ended December 31, 2009.

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING AND REGARDLESS OF THE NUMBER OF ORDINARY SHARES YOU OWN, YOU ARE REQUESTED TO FILL IN, DATE AND SIGN THE ENCLOSED PROXY, WHICH IS SOLICITED BY THE BOARD OF DIRECTORS OF THE COMPANY, AND TO MAIL IT PROMPTLY IN THE ACCOMPANYING ENVELOPE.

You may revoke your proxy by filing with the Secretary of the Company a signed notice of revocation, by submitting a proxy bearing a later date at any time prior to the time it is voted, or by attending the Annual Meeting and voting in person.

Beneficial owners who hold their Ordinary Shares through members of the Tel Aviv Stock Exchange (the “TASE”) may either vote their shares in person at the Annual Meeting, by presenting an ownership certificate issued and signed by a member of the TASE that complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings – 2000), or may vote by proxy by sending such certificate, along with a duly executed proxy, to the Company's offices at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140, Attn: Reuven Ben-Menachem, CEO.

By Order of the Board of Directors,

Joseph J. Aulenti
Executive Vice President, General Counsel and Secretary
Herzliya, Israel
November 19, 2010

2

FUNDTECH LTD.
10 Hamada Street, 5th Floor
Herzliya, Israel

PROXY STATEMENT

General Information

This Proxy Statement is furnished in connection with the solicitation by the Board of Directors of Fundtech Ltd., an Israeli company (“Fundtech” or the “Company”), of proxies to be voted at the Annual Meeting of Shareholders of the Company to be held on December 21, 2010, at 9:00 a.m. local time, at the Company’s offices located at 10 Hamada Street, 5th Floor, Herzliya, Israel, 46140 and at any adjournment or adjournments thereof (the “Annual Meeting”).  This Proxy Statement is being furnished to holders of the Company’s ordinary shares, nominal value NIS 0.01 per share (“Ordinary Shares”), of record at the close of business on November 18, 2010 (the “Record Date”).

Proxies for use at the Annual Meeting are being solicited by the Board of Directors.  All of the expenses involved in preparing, assembling and mailing this Proxy Statement and the accompanying materials will be paid by the Company.  In addition to solicitation by mail, directors, officers and regular employees of the Company may solicit proxies by telephone, telegram, e-mail or by personal interviews.  Such persons will receive no additional compensation for such services.  The Company will reimburse brokers and certain other persons for their charges and expenses in forwarding proxy materials to the beneficial owners of Ordinary Shares.

Gil Weiser, a director, Joseph J. Aulenti, Executive Vice President, General Counsel and Secretary, and Eran Perry, Vice President of Finance, have each been selected as proxies by the Board of Directors of the Company with respect to the matters to be voted upon at the Annual Meeting.

All Ordinary Shares represented by properly executed proxies received at least twenty-four (24) hours prior to the Annual Meeting and not revoked prior to the Annual Meeting in accordance with the procedure therefor, will be voted as specified in the instructions indicated in such proxies.  If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors with respect to the proposals described in this Proxy Statement and in the discretion of one of the persons named in the proxy on such other matters as may properly come before the Annual Meeting.

A shareholder may revoke his, her or its proxy at any time prior to use of such proxy by delivering to the Secretary of the Company a signed notice of revocation or a later dated and signed proxy, or by attending the Annual Meeting and voting in person.  Attendance at the Annual Meeting will not in itself constitute the revocation of the proxy.

A form of proxy for use at the Annual Meeting and return envelope for the proxy are enclosed.  This Proxy Statement and the accompanying proxy and ancillary documents are being furnished to shareholders on or about November 19, 2010.

Shareholders Entitled to Vote

Shareholders of record owning Ordinary Shares on the Record Date are entitled to receive notice of and to vote at the Annual Meeting, with each Ordinary Share entitled to one vote on each matter submitted to shareholders for consideration at the Annual Meeting.

Quorum; Required Vote

The presence, in person or by proxy, of at least two holders of record holding at least 33.3% of the issued and outstanding Ordinary Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum and is necessary to hold the Annual Meeting.  If within one-half hour from the time appointed for the Annual Meeting, a quorum is not present, the Annual Meeting shall be adjourned to the same day, in the following week, at the same hour and at the same place, unless such day shall fall on a statutory holiday (either in Israel or in the United States), in which case the Annual Meeting will be adjourned to the first business day which follows such statutory holiday. If at the adjourned Annual Meeting there is no quorum, then any two shareholders, personally present, or represented by proxy, shall constitute a quorum and shall be entitled to consider and decide on the matters for which the Annual Meeting was called.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for the approval of each of the proposals set forth in this Proxy Statement.  In addition, with respect to Proposal 3, either (i) the aforesaid majority approving the proposal must include at least one-third of the shareholders participating in the vote who do not have a personal interest in the approval of the proposal or (ii) the shares held by such non-interested shareholders that are voted in opposition to the proposal may not exceed one percent (1%) of the total voting rights in the Company.

On each matter submitted to shareholders for consideration at the Annual Meeting, only Ordinary Shares that are voted in favor of, or in opposition to, such matter will be counted towards approval or disapproval (as appropriate) of such matter.  Holders of Ordinary Shares that are present at the Annual Meeting but do not vote for a particular matter or holders of Ordinary Shares represented by proxy where the shareholder properly withheld authority to vote for such matter (including broker non-votes) or abstained from such matter will not be counted toward approval or disapproval of such matter.

A broker non-vote occurs when a nominee holding Ordinary Shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner. While abstentions and broker non-votes will not be treated as a vote either “for” or “against” any matter considered at the Annual Meeting, and will be disregarded in determining whether a majority has been obtained in favor of such matter, the underlying Ordinary Shares will, nevertheless, be counted as present in determining whether a quorum is present at the Annual Meeting.

PROPOSAL 1 – ELECTION OF DIRECTORS

The Articles of Association of the Company provide that our Board of Directors shall be composed of between five and nine directors.  Our Board of Directors has formed a Nominating Committee which is charged with the duty to evaluate candidates for positions on the Board of Directors.  At this time, based on the recommendation of the Nominating Committee, the Board of Directors is recommending the election of the eight persons set forth below to serve as directors of the Company.  All of the nominees, inclusive of Robert Cobuzzi and Gerald Dogon, who are being nominated to serve as the Company’s external directors under the Companies Law 5759-1999 (the “Companies Law”), currently serve as directors of the Company and, except for Messrs. Cobuzzi and Dogon, if elected by our shareholders, shall serve as directors until the close of the next annual meeting.  Mr. Cobuzzi and Mr. Dogon, if elected once again to serve as the Company’s external directors, shall hold office for a period of three years following their election, unless their office is earlier vacated under any relevant provisions of the Articles of Association of the Company or the Companies Law.

Each of the nominees has consented to being named in this Proxy Statement and the Company is not aware of any reason why such person will not serve as a director if elected.  Information on each nominee is set forth below.  The information is based upon the records of the Company and information provided by each nominee.  If at the time of the Annual Meeting, however, any of the below-named nominees should be unable or decline to serve as a director, the persons named as proxies herein will vote for such substitute nominee or nominees as the Board of Directors recommends, or will vote to allow the vacancy created thereby to remain open until filled by the Board of Directors.

INFORMATION CONCERNING DIRECTORS AND NOMINEES

The following table lists the name, age and positions with the Company of each of the nominees for election at the Annual Meeting and the month and year in which each such nominee was first elected as a director of the Company:

Name	Age	Position with the Company	Served as Director Since

Avi Fischer	53	Director and Chairman of the Board	February 2009

Reuven Ben Menachem	50	Director and Chief Executive Officer	April 1993

Yaffa Krindel	56	Director	February 2004

Stanley Stern	53	Director	July 2003

Gil Weiser	69	Director	July 2000

Peter Radcliffe	60	Director	December 2008

Robert Cobuzzi	69	External Director	December 2007

Gerald Dogon	70	External Director	December 2007

Biographical Information Concerning Director Nominees for a One Year Term, Until the 2011 Annual Meeting of Shareholders:

Avi Fischer was elected to serve as Chairman of the Board of Directors of Fundtech on February 17, 2009. Since June 2003, Mr. Fischer has served as Co-Chief Executive Officer of Clal Industries and Investments (CII), a conglomerate that divides its investments into three distinct segments: core industrial holdings, venture capital, and biotechnology. He also serves as the Deputy Chairman of IDB Group in the Bio-Tech sector. IDB Group is one of Israel’s largest holding companies. Prior to and for a period of time after joining CII, from January 1999 to December 2004, Mr. Fischer was a managing partner of Fischer Behar Chen Well Orion & Co., one of Israel’s leading law firms. Mr. Fischer is a co-founder of the Ganden Group, a leading holding concern with interests in real estate, tourism and aviation. Mr. Fischer currently serves on the boards of numerous Israeli companies, including Ganden Holdings Ltd., Ganden Tourism and Aviation, which are private companies, and on the boards of the following publicly traded companies: Clal Biotech Ltd. (TASE: CBI), Makhteshim Agan Industries Ltd. (TASE: MAIN), Koor Industries Ltd. (TASE: KOR), American Israeli Paper Mills Ltd. (TASE & AMEX: AIPM), Elron Ltd. (TASE: ELRN, PINK SHEETS: ELRNF) and GVT Brazil (BOVESPA: GVTT3). In addition, Mr. Fischer also serves as the Co-Chairman of “Matan – Your Way to Give”, Israel’s largest philanthropic organization. He is a Lieutenant Colonel (reserves) in the armored corps of the Israel Defense Forces. Mr. Fischer has earned an L.L.B. from the Tel-Aviv University and was a faculty member at the Tel-Aviv University Law School in 1983.

Reuven Ben Menachem , a co-founder of Fundtech, has served as the Chief Executive Officer and as a director of the Company since its inception in April 1993. He served as Chairman of the Board of Directors of the Company from August 1998 to July 2003. Before founding the Company, Mr. Ben Menachem was employed at Logica Data Architects, a funds transfer software provider located in Waltham, Massachusetts from 1986 until 1992, most recently as a Technical Director and a Product Manager. From January 1984 until June 1986, Mr. Ben Menachem served as Director of Banking Systems at Manof Communications Systems, a middleware software provider located in Tel Aviv, Israel. Prior to joining Manof, Mr. Ben Menachem served as a senior programmer/analyst in the Israeli Air Force.

Yaffa Krindel has served as a director since February 2004. She is currently serving as a General Partner of Tamarix Ventures, a new cleantech venture capital fund located in Herzliya, Israel. From 1997 she served as a Managing Partner and an Investment Partner in the Herzliya office of STAR Ventures, a private venture capital partnership headquartered in Munich, Germany. Before joining STAR Ventures, between 1992 and 1996, Ms. Krindel served as CFO and VP Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc. - NYSE: AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 to 1997 she served as CFO and director of BreezeCOM Ltd. (now part of Alvarion Ltd. - NASDAQ: ALVR), a leading provider of innovative wireless broadband network solutions. headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the boards of Syneron Medical (ELOS) and Voltaire (VOLT), publicly traded companies and on the boards of the following private companies: Siano Mobile Silicon Inc., and OrSense Ltd. Ms. Krindel has earned an M.B.A. from Tel Aviv University and a B.A. in Economics and Japanese Studies from the Hebrew University in Jerusalem.

Stanley Stern has served as a director of Fundtech since July 2003. Since 2004, Mr. Stern has served as Head of Investment Banking of Oppenheimer & Co. Inc. in New York, New York. Prior to joining Oppenheimer & Co. Inc., Mr. Stern served as the Head of Investment Banking of C.E. Unterberg, Towbin in New York, New York from 2002 to 2004. Prior to joining C.E. Unterberg, Towbin, from 2000 to 2003, Mr. Stern served as Managing Director of the U.S.A. and a member of the Board of Directors and Investment Committee for STI Ventures, a global venture capital firm. From 1981 to 2000, he was a partner with Oppenheimer & Co., Inc. and CIBC/Oppenheimer in a number of roles including Head of Technology Investment Banking. He serves as Chairman of the board of Tucows, Inc. Mr. Stern has earned degrees from Harvard University Graduate School of Business and City University of New York.

Gil Weiser has served as a director of Fundtech since July 2000 and has served as director and chairman of the executive committee to BBP, the Company’s Swiss subsidiary from 2001 to 2006. Mr. Weiser has more than 25 years experience in management and operation, with executive posts at corporate, academic and financial entities. Mr. Weiser presently serves as the CEO of Orsus Solutions since August 2006. He served as the Vice President of Orama, an international investment banking group from 2000 to 2001. From 1976 until 1993, Mr. Weiser served as CEO of Digital Israel, a wholly owned subsidiary of Digital Equipment Corporation located in Herzliya. From 1993 until 1995, Mr. Weiser served as President and Chief Executive Officer of Fibronics International Inc., a worldwide provider of network solutions located in Haifa, Israel. From early 1995 until the spring of 2000, Mr. Weiser served as the CEO of Hewlett Packard (Israel) located in Tel Aviv and CMS Corporation, distributor of Hewlett Packard products and services. Mr. Weiser has and continues to hold significant public positions. Mr. Weiser currently serves on the boards of Clicksoftware (CKSW), a publicly traded company and is on the board of the following private companies: Ospc and Infocall. He previously served on the board of other high tech companies: Formula, BBP, Optibase, Tescom, Safebit, and Regisoft and others. He also served as a director of the Tel Aviv Stock Exchange from 2002 to 2004. Mr. Weiser has served as Chairman of the Multinational Companies Forum, Vice Chairman of the Israeli Management Center and as Chairman of the Executive Board of Haifa University from 1994 to 2006. Mr. Weiser has earned a Bachelor of Science from Technion, Israel Institute of Technology in Haifa as well as a Master of Science from the University of Minnesota.

Peter Radcliffe has served as a director of Fundtech since December 2008. Mr. Radcliffe is currently Chairman of Accountis Limited, a UK private company specializing in Electronic Invoice Presentment and Payment, acquired by Fundtech in February 2008. Mr. Radcliffe serves on the boards of several companies, including Monitise, the provider of mobile banking on cell phones, and Finance Wales, the main venture capital provider in Wales. Mr. Radcliffe was the Global Head of ATM Channel Management, NCR, 1999 to 2004. From 1993 to 1997 he worked for First Data Corporation, initially as Director of Operations and Business Development Europe, before promotion to Managing Director, Asia Pacific, based in Hong Kong. Between 1990 and 1993 he was Director of Banking and Money Transmission at the just demutualised bank Abbey National (now part of Santander). Mr. Radcliffe is a Fellow of the Chartered Institute of Bankers.

Biographical Information Concerning External Director Nominees for a Three Year Term, Until the 2013 Annual Meeting of Shareholders, in Accordance with the Companies Law:

Robert Cobuzzi was elected to serve as an external director of Fundtech on December 20, 2007. Since 2006, Mr. Cobuzzi has served as a member of the Board of Directors of Economic Development Industrial Corporation. Prior to joining the Board of Directors of Economic Development Industrial Corporation, from 2002 until 2006, Mr. Cobuzzi served as the Chief Financial Officer of Akamai Technologies Inc., a multi-million dollar global provider of software services for accelerating and improving the delivery of content and business processes over the Internet, located in Cambridge, Massachusetts. From 2000 to 2002, Mr. Cobuzzi served as the Executive Vice President and Chief Financial Officer of Network Plus Corporation, located in Massachusetts, a network-based communications provider offering broadband data telecommunications and data hosting services to small and medium-sized businesses from New Hampshire to Florida. Prior to 2002, he served as Senior Vice President, and Chief Financial Officer of Kollmorgen Corporation, a global leader in high-performance electronic equipment, systems software from 1991 to 2000. Mr. Cobuzzi also served on the Board of Directors of Kollmorgen Corporation. He has earned degrees from Northeastern University and Bentley College of Massachusetts.

Gerald Dogon was elected to serve as an external director of Fundtech as of December 20, 2007. Mr. Dogon served as the Executive Vice President, Chief Financial Officer and a member of the Board of Directors of DSP Communications Inc. DSP is a leading developer of chip sets and products for cellular, personal communication services (PCS), and wireless local loop (WLL) markets, headquartered in Cupertino, California from 1994 to 1999. DSP was acquired by Intel Corp. in 2000. Prior to joining DSP, Mr. Dogon served as the Director of Finance of Nilit Ltd., a privately held company manufacturing nylon, polyamide fibers from 1992 to 1994. From 1991 until 1992, he served as the Vice President of Finance and Director of Mul T Lock Ltd., Yavne, Israel, manufacturers of high security products. Prior to joining Mul T Lock Ltd., Mr. Dogon served as Manager of the International Division of Israel General Bank Ltd., a commercial bank in Tel-Aviv, Israel from 1989 to 1991. Mr. Dogon served as a member of the Board of Directors and Chairman of the Audit Committee of Contahal Ltd. and Nogatech Inc in addition to serving as a member of the Investment and Nomination Committees of Scailex Corporation from 1993 to 2006. He currently is a member of the Boards of Directors of Rosetta Genomics Ltd. and serves as the Chairman of the Audit Committee and a member of the Compensation and Nomination Committees of Rosetta Genomics Ltd. from 2007 to present. Mr. Dogon earned degrees from Columbia University and University of Cape Town.

Alternate Directors

As permitted under the Companies Law, our Articles of Association provide that a director may, by written notice to the Company, appoint any individual to serve as an alternate director, so long as such individual does not already serve as a director or alternate director of the Company.  Any alternate director will have all of the rights and obligations of the director who appoints him or her.  The alternate director may not act at any meeting at which the director who appoints him or her is present.  Unless the time period or scope of any such appointment is limited by the written instrument appointing him or her, the appointment will be effective for all purposes and for an indefinite period.  All appointments expire upon the expiration of the term of the appointing director.

Delegation of Power

Subject to the limitations set forth in the Companies Law, our Articles of Association provide that the Board of Directors may delegate any or all of its powers, authorities and responsibilities to any committee consisting of such members of the Board of Directors as the Board of Directors may, from time to time, deem appropriate to the full extent permitted under the Companies Law.

External Directors

Under the Companies Law and our Articles of Association, for so long as we are a public company (as defined under the Companies Law), we are required to maintain at least two external directors on our Board of Directors, at least one of whom must possess accounting and financial expertise (as defined under the Companies Law).  Under the Companies Law, a person may not be appointed as an external director if the person or the person’s relative, partner, employer or any entity under such person’s control, has, as of the date of the person’s election as an external director, or had, during the two years preceding such election, any affiliation with the Company or with any person or entity controlling the Company or any entity controlled by the Company or by the controlling entity.  The term “affiliation” includes:

•	an employment relationship;

•	business or professional relationship maintained on a regular basis;

•	control; and

•
service as an office holder (which includes a director, general manager, chief business manager, deputy general manager, vice general manager, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of these positions regardless of that person’s title).

A person may not serve as an external director if the person’s other duties or responsibilities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may adversely impact such person’s ability to serve as an external director.  Robert Cobuzzi and Gerald Dogon currently serve as our external directors and are subject to reelection at this Annual Meeting.

Independent Directors

Our Ordinary Shares are listed for quotation on the NASDAQ Global Market and are subject to the rules of the NASDAQ Global Market applicable to listed companies. Under the NASDAQ rules, our Board of Directors is required to include a sufficient number of independent directors for them to constitute a majority of the members of the Board of Directors. The independence standard under the NASDAQ rules excludes, among other disqualifying relationships, any person’s (i) serving as an officer or employee of the Company or its subsidiaries, or (ii) possessing a relationship with the Company that the Board of Directors believes would interfere with such individual’s independent judgment as a director.  Additional circumstances that preclude an individual from serving as an independent director are set forth in the NASDAQ rules and include, with certain limited exceptions, receipt by a director or his/her immediate family member of compensation from the Company in excess of $120,000 per annum.  Ownership of our Ordinary Shares, regardless of the percentage ownership represented by such shares, or affiliation with any owner of our Ordinary Shares does not, in and of itself, preclude an individual from qualifying as an independent director.  Our Board of Directors has affirmatively determined that each of Avi Fischer, Robert Cobuzzi, Gerald Dogon, Stanley Stern, Yaffa Krindel, and Gil Weiser qualify as independent directors and meet the independence standards set forth in the NASDAQ rules.

The affirmative vote of the holders of a majority of our Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting on this Proposal 1 is required to approve the election of each of the nominees as a director of the Company.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE PROPOSAL TO ELECT EACH OF THE NOMINEES AS A DIRECTOR OF THE COMPANY.

PROPOSAL 2 - TO APPROVE AMENDMENTS TO THE COMPANY’S 2005 INTERNATIONAL SHARE OPTION AND RESTRICTED SHARE PLAN (THE “2005 INTERNATIONAL PLAN”) AND THE COMPANY'S 2005 ISRAELI SHARE OPTION AND RESTRICTED SHARE PLAN (THE “2005 ISRAELI PLAN”, AND TOGETHER WITH THE 2005 INTERNATIONAL PLAN, THE “2005 STOCK PLANS”) INCREASING THE AGGREGATE NUMBER OF ORDINARY SHARES AVAILABLE FOR GRANT AND THE RESPECTIVE NUMBER OF ORDINARY SHARES RESERVED FOR ISSUANCE AS EITHER RESTRICTED SHARE GRANTS OR UPON EXERCISE OF OPTIONS BY 750,000 (TO A TOTAL OF 5,642,815), IN EACH CASE

Fundtech has used the 2005 Stock Plans as a means of attracting and retaining highly qualified directors and employees by aligning their interests with those of Fundtech’s other shareholders.  The common practice for companies in high-tech industries, many of which compete with the Company for attracting and retaining highly qualified personnel, is to offer either stock options or restricted share grants.  Our Board of Directors is seeking to increase the number of Ordinary Shares authorized to be granted under the 2005 Stock Plans (whether as restricted share grants or upon exercise of options granted under the 2005 Stock Plans) in order to allow the Company to remain competitive with such other companies in attracting and retaining highly qualified personnel.

Our Board of Directors is proposing that our shareholders vote to approve amendments to the 2005 Stock Plans to increase the aggregate number of Ordinary Shares that may be granted pursuant to the 2005 Stock Plans (whether via restricted share grants or stock option grants and whether already granted or reserved for future issuance) by 750,000, in the aggregate, to a total of 5,642,815 shares.  In particular, this will provide the Company with the flexibility to structure longer term incentive programs with a stock-, or stock option-, based component.

Description of the 2005 Stock Plans

The purpose of the 2005 Stock Plans is to enhance the ability of the Company and its subsidiaries to (i) attract and retain employees, directors, officers, and other persons who are in a position to make significant contributions to the Company's success; (ii) reward such persons for such contributions; and (iii) encourage such persons to take into account the long-term interest of the Company through ownership of options to acquire our Ordinary Shares (“Options”) or shares of our restricted stock (“Restricted Shares”).

The 2005 Stock Plans grant the Compensation Committee of the Company's Board of Directors (the “Committee”) plenary authority to grant to the Company's employees, directors, officers or other persons who are in position to make a significant contribution to the Company's success (the “Grantees”) Options and Restricted Share awards.  In the case of directors, such grants must also be approved by the Company's shareholders under the Companies Law.

Currently (prior to the proposed amendments to the 2005 Stock Plans), the number of Ordinary Shares that may be issued under the 2005 Stock Plans upon the exercise of Option awards and/or via Restricted Share awards shall not exceed, in the aggregate, without further shareholder approval, 4,892,815, inclusive of shares underlying Options granted under the Company’s 1996 Stock Option Plan, 1997 Israeli Stock Option Plan, 1997 Stock Option Plan for Fundtech Corporation, the 1999 Employee Stock Option Plan and the Director’s Option Plan (the “Previous Plans”) that have been transferred to the 2005 Stock Plans upon the termination of the Previous Plans. These limits are subject to adjustments as provided in the 2005 Stock Plans for stock splits, stock dividends, issuance of bonus Ordinary Shares, mergers, reorganizations, recapitalizations and other similar transactions or events.  No adjustments shall be made for dividends paid in cash or in property other than securities of the Company.

Any Ordinary Shares subject to an Option award and/or Restricted Share award which for any reason is cancelled or terminated without having been exercised or, in the case of a Restricted Share award, without having vested, and any Ordinary Shares subject to an Option award and/or Restricted Share award which are forfeited, shall again be available for Option awards and/or Restricted Share awards under the 2005 Stock Plans.

The instruments by which the Committee grants Option awards and/or Restricted Share awards state, among other matters, the number of Ordinary Shares covered thereby, the vesting terms thereof, the exercise dates and prices (in the case of Option awards) and the payment schedule for acquisition of underlying Ordinary Shares (in the case of Option awards).

Unless otherwise specified by the Committee, all Option awards which are vested may be exercised for a period of up to three months from the date of termination of an employee's employment (or a period of up to six months from the date of termination of employment, for an Option award under the 2005 Israeli Plan), or up to six months from the date of termination of employment in the case of an employee's death or disability, but in neither case may an Option be exercised after the date originally scheduled for its expiration.  Upon the completion of such three or six month period, as the case may be, all Option awards terminate and are of no further force or effect.

Upon termination of employment of a Grantee for any reason whatsoever, to the extent that any Option award and/or Restricted Share award is not yet fully vested, the unvested portion thereof terminates and is void and/or  returns to the Company, as applicable.

Payment of the purchase price for Ordinary Shares purchased under an Option award must be made in cash or in such other form as the Committee approves at the time of grant.

Option awards, Restricted Share awards, and each benefit granted under the 2005 Stock Plans to a Grantee are not transferable other than by will or the laws of descent and distribution, and are exercisable during the Grantee's lifetime only by the Grantee.

The Committee may, at any time and from time to time, terminate or amend the 2005 Stock Plans in any respect except that in no event may any action of the Company alter or impair the rights of a Grantee without his or her consent under any Option award and/or Restricted Share award previously granted to him or her.

The 2005 Stock Plans and all instruments issued thereunder or in connection therewith are governed by, and are interpreted in accordance with, the laws of the State of Israel.

Terms and Conditions under the 2005 Israeli Plan

The 2005 Israeli Plan is designed to benefit from, and is made pursuant to, the provisions of Sections 102 and 3(i) of the Israeli Income Tax Ordinance (the “Ordinance”).  However, Option awards granted under the 2005 Israeli Plan to Israeli Grantees who are subject to Israeli taxation may or may not contain such terms as will qualify such Option awards for the special tax treatment under Section 102 of the Ordinance.

Pursuant to the 2005 Israeli Plan, all Option awards, underlying Ordinary Shares issued by reason of exercise of Option awards and Restricted Share awards are to be held by an escrow agent or a trustee (the “Trustee”), which will not release such Option awards, underlying  Ordinary Shares or Restricted Shares prior to (i) the full payment of the beneficiary Grantee's tax liabilities arising from the relevant award, and (ii) in the case of Restricted Shares or Option awards issued pursuant to Section 102 of the Ordinance, the expiration of the holding period required under the Ordinance.

Terms and Conditions under the 2005 International Plan

Under the 2005 International Plan, the Committee may grant an employee, director, officer, or other person of the Company who is an “employee” as such term is used in Section 422 of the US Internal Revenue Code of 1986, as amended (the “Code”) incentive stock options (“ISOs”) (Options intended to satisfy the requirements of Section 422 of the Code), nonqualified Options (Options not intended to qualify as an incentive stock option) (“NQSOs”) or Restricted Share awards.  Grantees other than employees of the Company can only be granted NQSOs or Restricted Share awards.

The exercise price for each ISO is not less than 100% (or 110%, in the case of an ISO granted to a holder of ten percent or more of our outstanding Ordinary Shares) of the Fair Market Value (as defined in the 2005 International Plan) of our Ordinary Shares on the date the Option award is granted.

In no case is an Option exercisable for more than ten years (five years, in the case of an ISO granted to a ten percent shareholder) from the date the Option award is granted.

Ordinary Shares tendered by a Grantee or withheld by the Company to satisfy the tax withholding obligations, to the extent permitted by applicable law, on the exercise or vesting of an Option award shall be available again for Option awards under the 2005 International Plan.

The Committee has the authority to make such amendments to any terms and conditions applicable to outstanding Option awards as are consistent with the 2005 International Plan, provided that no such action may modify an Option award in a manner adverse to the Grantee without the Grantee's consent except as such modification is provided for or contemplated in the terms of the Option award.

No amendment of the 2005 International Plan may be made without approval of the shareholders of the Company if the amendment: (i) disqualifies any ISO granted under the plan; (ii) increases the total number of Ordinary Shares which may be issued under the plan; or (iii) modifies the requirements as to eligibility for participation in the plan.

As of November 1, 2010, 4,892,815 Ordinary Shares were reserved under, and allocated to, the 2005 Stock Plans.  Of such 4,892,815 Ordinary Shares, 1,707,020 were issuable upon exercise of then-outstanding Options, 303,195 constituted unvested, outstanding Restricted Shares, 1,788,005 had been issued upon past exercises of Options, 729,101 constituted already-vested Restricted Shares  and 365,494 remained available for future grant or issuance.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required for approval of the amendments to the 2005 Stock Plans to increase the number of Restricted Shares,  Options and underlying Ordinary Shares which may be granted pursuant thereto.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE INCREASE BY 750,000 (TO A TOTAL OF 5,642,815) OF THE NUMBER OF OPTIONS, UNDERLYING ORDINARY SHARES AND RESTRICTED SHARES THAT MAY BE GRANTED PURSUANT TO THE 2005 STOCK PLANS.

PROPOSAL 3 - APPROVAL OF THE CASH AND EQUITY COMPENSATION IN RESPECT OF SERVICES PROVIDED TO THE COMPANY BY MR. AVI FISCHER AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY, TO BE PAID AND GRANTED (RESPECTIVELY) TO THE COMPANY’S MAJORITY SHAREHOLDER, CLAL INDUSTRIES AND INVESTMENTS LTD., AS ASSIGNEE OF MR. FISCHER

The past, present and future performance of our Chairman of the Board of Directors is of critical importance to our Company.  In recognition of such importance, the Board of Directors and its Compensation and Audit Committees have approved and recommended, subject to the approval of the shareholders of the Company, that the Chairman of the Board of Directors of the Company, serving as of the date of the Annual Meeting or as of any future date, shall receive an annual grant of 4,000 Restricted Shares, as well as an annual retainer of $20,000, payable in quarterly installments, effective as of the year commencing January 1, 2011 and for all future years.  This equity grant and cash retainer shall be in addition to the Chairman of the Board’s entitlement to receive the non-employee directors’ fees approved by our shareholders at our 2009 Annual Meeting, which consist of an annual retainer of $19,000, payable on a quarterly basis, and fees of $1,000 per meeting attended in-person and $500 per meeting attended telephonically.  The fees payable to the Chairman of the Board are not subject to the overall limitation of $30,000 per annum on cash compensation payable to any other individual non-employee director.  Pursuant to an understanding that has been reached amongst our Company, our Chairman of the Board of Directors – Avi Fischer – and Clal Industries and Investments Ltd (“Clal”), the holder of approximately 57.2% of our outstanding Ordinary Shares, for which Mr. Fischer serves as Co-Chief Executive Officer, Mr. Fischer has assigned to Clal his right to receive the proposed $20,000 annual retainer and annual Restricted Share grant (each, if approved by our shareholders), as well as all non-employee directors’ fees approved by our shareholders at our 2009 Annual Meeting to which Mr. Fischer may be entitled.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting on this Proposal 3 is required for its approval.  In addition, in light of Mr. Fischer’s affiliation with Clal, our controlling shareholder, one of the following two conditions must be met for approval of the compensation described in this Proposal 3 under Sections 270(4) and 275 of the Companies Law: either (i) the majority of the shares participating in the vote that approves the proposed compensation to the Chairman of the Board must include at least one-third (1/3) of our shareholders participating in the vote who do not have a personal interest in the approval of the resolution; or (ii) the shares held by such non-interested shareholders that are voted in opposition to the proposed resolution may not exceed one percent (1%) of the total voting rights in our Company.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” THE ABOVE COMPENSATION IN RESPECT OF SERVICES PROVIDED TO THE COMPANY BY MR. AVI FISCHER AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY, TO BE PAID AND GRANTED TO CLAL INDUSTRIES AND INVESTMENTS LTD., AS ASSIGNEE OF MR. FISCHER.

PROPOSAL 4 - APPROVAL OF THE GRANT OF RESTRICTED ORDINARY SHARES TO NON-EMPLOYEE DIRECTORS OF THE COMPANY OTHER THAN THE CHAIRMAN OF THE BOARD

The Company’s success depends to a significant extent on the past, present and future performance of its non-employee directors.  The loss of the services of such non-employee directors could have an adverse effect on the Company.  In recognition of the importance of these non-employee directors to the Company, our Board of Directors and its Compensation and Audit Committees are recommending (subject to the approval of the shareholders of the Company) an award of 2,250 Restricted Shares per year to be granted to each of our non-employee directors (including our external directors under the Companies Law, but excluding our Chairman of the Board of Directors) for services in the year commencing January 1, 2011 and for all future years.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting on Proposal 4 is required to approve the above-described grant of Restricted Shares to the Company’s non-employee directors.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE GRANT OF RESTRICTED SHARES TO THE NON-EMPLOYEE DIRECTORS OF THE COMPANY, AS DESCRIBED ABOVE.

PROPOSAL 5 – APPROVAL OF AMENDMENT TO THE COMPENSATION PAYABLE TO THE CHIEF EXECUTIVE OFFICER OF THE COMPANY WHO ALSO SERVES AS A DIRECTOR OF THE COMPANY

Under the Companies Law, shareholders must approve all compensation and fees paid or to be paid by the Company to any of its directors, regardless of the specific additional capacity in which a director may serve.

The Board of Directors and its Compensation and Audit Committees are recommending (subject to the approval of the Company’s shareholders) an amendment to the annual compensation of Mr. Reuven Ben Menachem, who serves as both the Chief Executive Officer and a director of the Company, which amendment shall apply for fiscal year 2010 and future periods.

Mr. Ben Menachem’s existing compensation, as approved at our 2009 Annual Meeting, consists of a base annual salary which may not exceed $350,000 per annum; proposed other annual benefits, bonuses and incentives payable to or on behalf of Mr. Ben Menachem which may not exceed $350,000 per annum (which amount has not increased from the sums approved by the Company’s shareholders in 2007); and equity awards consisting of Option grants not exceeding 100,000 Options per annum.

The proposed amendment to Mr. Ben Menachem’s compensation for which shareholder approval is being sought would replace the already-authorized grant of up to 100,000 Options per annum with an annual award of Restricted Shares and/or Options in a total amount such that the number of Restricted Shares, multiplied by 2.5, plus the number of Options granted may not exceed 100,000.

If this Proposal 5 is approved by the Company’s shareholders, any Options to be granted to our Chief Executive Officer will have an exercise price equal to the fair market value of the underlying Ordinary Shares on the date on which they are granted. The further terms of the Options and/or Restricted Shares granted will be governed by the Company’s 2005 International Plan or 2005 Israeli Plan (as appropriate), as described in Proposal 2 above.

Under the proposal, our Board of Directors will have discretion in awarding Options and/or Restricted Shares to Mr. Ben Menachem, subject to the above-described maximum amount per annum.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting thereon is required to approve the above-described, amended compensation for Mr. Ben Menachem.

RECOMMENDATION: THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” APPROVAL OF THE AMENDMENT TO THE COMPENSATION PAYABLE TO OUR CHIEF EXECUTIVE OFFICER, MR. BEN MENACHEM.

PROPOSAL 6 – APPROVAL OF APPOINTMENT OF AUDITORS FOR 2010 AND AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO SET THE REMUNERATION FOR SUCH AUDITORS

Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm, audited the consolidated financial statements of the Company for the fiscal year ended December 31, 2009 contained in the Company’s Annual Report for such year.  The audit services consisted of the firm’s audit of and report on such consolidated financial statements of the Company and other matters consistent with the Sarbanes Oxley Act of 2002 and the rules and regulations promulgated by the Securities and Exchange Commission. The amounts paid to Brightman Almagor & Co. in respect of audit services and all other professional services performed by it for the Company and its subsidiaries in the fiscal year ended December 31, 2009 were as follows:

Audit fees: $280,342
Audit related fees: $16,605
Tax fees (1): $45,671
All other fees: $31,925

(1) This amount represents tax fees for services provided to a subsidiary of the Company.  Tax fees for the Company are included under “Audit fees” above under a fixed fee arrangement.

Further details concerning the nature of the services performed by Brightman Almagor & Co. that are included within the above categories are found in Item 16C of the Company’s Annual Report on Form 20-F for the year ended December 31, 2009.

Based upon the recommendation of the Audit Committee of the Company’s Board of Directors, the Board of Directors has once again appointed Brightman Almagor & Co. as auditors for the Company for the fiscal year ending December 31, 2010 and is seeking ratification by the Company's shareholders for such appointment.

The Board of Directors is seeking (i) the approval of the shareholders, as required by the Companies Law, for the appointment of Brightman Almagor & Co. as the independent auditors of the Company for the fiscal year ending December 31, 2010, and (ii) the authorization of the shareholders for the Audit Committee of the Board of Directors to enter into an agreement to pay the fees of Brightman Almagor & Co. as independent auditors of the Company on terms customary for the Israeli market, as will be finalized by the Audit Committee.

The affirmative vote of the holders of a majority of the Ordinary Shares present in person or represented by proxy at the Annual Meeting and voting on Proposal 6 is required for approval of the appointment of Brightman Almagor & Co. as independent auditors of the Company and to authorize the Audit Committee of the Board of Directors to enter into an agreement with Brightman Almagor & Co. with respect to the fees for its services.

RECOMMENDATION: THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” (I) THE APPROVAL OF THE APPOINTMENT OF BRIGHTMAN ALMAGOR & CO. AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2010, AND (II) THE AUTHORIZATION OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS TO ENTER INTO AN AGREEMENT TO PAY THE FEES OF BRIGHTMAN ALMAGOR & CO. AS INDEPENDENT AUDITORS OF THE COMPANY.

ADDITIONAL MATTERS FOR DISCUSSION:
CONSIDERATION OF THE CONSOLIDATED FINANCIAL STATEMENTS OF THE
COMPANY FOR THE YEAR ENDED DECEMBER 31, 2009

At the Annual Meeting, the Board of Directors will review our management’s report on the business of the Company for the year ended December 31, 2009, as presented in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and will answer appropriate questions relating thereto.

OTHER BUSINESS

The Board of Directors of the Company at present knows of no other business to be brought before the Annual Meeting other than those items mentioned in the attached Company’s Notice of Annual Meeting of Shareholders.  If any other matters do properly come before the Annual Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of the Company.

By Order of the Board of Directors,

Joseph J. Aulenti
Executive Vice President, General Counsel and Secretary
Herzliya, Israel
November 19, 2010